MASLON
MASLON EDELMAN BORMAN & BRAND LLP

P 612-672-8200                             3300 Wells Fargo Center
F 612-672-8397                              90 South Seventh Street
Minneapolis, Minnesota
www.maslon.com                                                   55402-4140

July 9, 2008

Via Facsimile and Edgar Transmission

Tia Jenkins, Senior Assistant Chief Accountant
Division of Corporate Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	FastFunds Financial Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended
December 31, 2007
Filed April 15, 2008
Form 10-Q for the Quarter Ended
March 31, 2008
Filed May 15, 2008
File No. 000-33053

Dear Ms. Jenkins:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated June 25, 2008, with respect to the above-referenced matters (the “Comment Letter”).  Included below are the Commission’s comments and the Company’s corresponding responses.

The Company respectfully proposes to file the amendments to the respective periodic filings referenced above upon confirming that the Company’s proposed amendments as reflected below are sufficient in form and that all of the Commission’s comments related thereto have been resolved.  Please advise the Company if the Commission believes that additional comments relating to such periodic reports are to be made by the Commission.

Form 10-K for Fiscal Year Ended December 31, 2007
Section 302 Certification

1.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
Please revise your certification to address each of the matters noted above

Response:             The Company will revise the Section 302 certification as follows:

I. The head note to paragraph 4 will be changed to read: “4.  I am responsible for establishing and maintaining internal disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:”

II. Paragraph 4(b) will be replaced with the following: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;”

Form 10-Q for Quarter Ended March 31, 2008
Section 302 Certification

2.	Please revise your filing to address comments above (i.e. 302 Certification) on your Form 10-K for the fiscal year ended December 31, 2007.

Response:             The Company will revise 302 Certification as follows:

I. The head note to paragraph 4 will be changed to read: “4.  I am responsible for establishing and maintaining internal disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:”

II. Paragraph 4(b) will be replaced with the following: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;”

Item 4 – Disclosure Controls and Procedures, page 20

3.
Please revise your filing to disclose whether there were any changes in internal control over financial reporting during the quarter ended March 31, 2008 in accordance with Item 308(c) of Regulation S-K.

Response:              The Company will revise paragraph 2 of its Item Four Disclosure Controls and Procedures to include the following disclosure as a new paragraph following the first paragraph under such Item 4:

During the quarter ended March 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

In your Closing Comments, you request a statement form the Company acknowledging that:  “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response:             Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Very truly yours,
/s/ Ranga Nuttaki
Ranga Nutakki

cc:            Barry S. Hollander